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SEC FILE NUMBER
8-12726

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TP ICAP Global Markets Americas LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Vesey Street, 6th Floor
(No. and Street)

New York	NY	10285
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Luciano Soldiviero	(201) 984-6355	luciano.soldiviero@tpicap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Christian Pezeu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TP ICAP Global Markets Americas LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GINA MARROCCO-GABELMAN
NOTARY PUBLIC OF NEW JERSEY
Commission # 50115800
My Commission Expires 11/1/2024

Signature: [signature]

Title: Chief Financial Officer

Subscribed and sworn to before me on this day of February 24, 2023

[signature] Gina Marrocco-Gabelman

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TP ICAP Global Markets Americas LLC
Index
December 31, 2022

Page(s)

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition………………………………………………………………….3-17

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of TP ICAP Global Market Americas LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TP ICAP Global Market Americas LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2023

We have served as the Company's auditor since 2017.

TP ICAP Global Markets Americas LLC
Statement of Financial Condition
December 31, 2022

(dollars in thousands)

Assets		
Cash	$	74,860
Cash segregated under federal regulations		6,300
Deposits with clearing organizations		18,098
Securities borrowed		1,868,673
Receivable from brokers, dealers and clearing organizations		44,984
Commissions receivable, net of expected credit loss of $994		39,389
Receivable from customers		3,427
Receivable from affiliates		6,442
Exchange and trading memberships		241
Goodwill		2,312
Prepaid expenses and other assets		6,946
Total assets	$	2,071,672
Liabilities and Member's Equity		
Liabilities		
Securities loaned	$	1,866,749
Payable to brokers and dealers and clearing organizations		33,419
Payable to customers		834
Payable to affiliates		5,588
Accrued personnel costs		15,038
Accrued expenses and accounts payable		4,903
Total liabilities		1,926,531
Member’s equity		145,141
Total liabilites and member's equity	$	2,071,672
		-

The accompanying notes are an integral part of this statement of financial condition.

(dollars in thousands)

1. Organization

On October 1, 2022, ICAP Corporates LLC changed its name to TP ICAP Global Markets Americas LLC (the "Company"). The Company is a Delaware limited liability company, and its sole Member is ICAP Securities USA LLC ("ISEC"), with ISEC being a wholly owned subsidiary of ICAP Global Broking Inc. ("IGBI"). IGBI is a wholly owned subsidiary of TP ICAP Americas Holdings Inc. ("TPIAHI"). TPIAHI is a wholly owned indirect subsidiary of TP ICAP Group plc, and therefore the Company is an indirect wholly owned subsidiary of TP ICAP Group plc, as such TP ICAP Group plc is the ultimate parent of the Company.

TP ICAP Group plc is a public company registered in the United Kingdom that engages principally as an intermediary in global financial, energy and commodity markets. In its intermediary role, TP ICAP Group plc provides access to dynamic and efficient markets that enhance the flow of capital, energy and commodities around the world.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as a non-clearing Independent Introducing Broker ("IB") with the Commodities Futures Trading Commission ("CFTC"), is a member of the National Futures Association ("NFA"), and is also a member of various exchanges (see Note 2(c)).

The Company is headquartered in New York and operates primarily in the interdealer market in bonds listed on the New York and American Stock Exchanges, over the counter corporate bonds, preferred stock, equity securities, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities. The Company is also a broker of commodities and futures contracts. The Company self-clears transactions in certain products, and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

<u>Brokerage capacities</u>

The Company may act in the capacity of "matched principal", "exchange give-up" and/or "name passing".

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "exchange give-up" capacity, the Company facilitates the trading activity of its client on an exchange or trading facility. Once the execution has occurred, the executed position is then given-up to the client or the client's clearing member through the clearing services at the exchange clearing house.

When acting in the "name passing" capacity, the Company connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

(dollars in thousands)

The Company routes for execution and/or acts as executing broker for orders in certain products, and introduces such transactions to a clearing firm for settlement and clearance on a deliver versus payment and receive versus payment ("DVP/RVP") basis.

The Company self-clears certain fixed income transactions on a DVP/RVP basis.

Fees/commissions

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "exchange give-up" and "name-passing" market places and for other transactions the fee will typically take the form of a commission. Commission income is recorded on a trade date basis.

In addition, in certain fixed income markets the Company may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched principal transactions

The Company may and does from time to time acquire unmatched positions as principal, including, but not limited to, as a result of errors or out trades. The Company, while managing and liquidating such positions, may generate a profit or a loss.

Securities transactions

Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivables from brokers or dealers and clearing organizations on the statement of financial condition as trades pending settlement, net.

Risk and Uncertainty

The COVID-19 pandemic and the Russia invasion of Ukraine have impacted global economies and global financial markets. Additionally, COVID-19 and the Russia invasion of Ukraine have resulted in a number of risks and uncertainties, including market volatility, global economic and political factors. As of the date of this report, there are no indicators of significant impairment to the Company's financial and non-financial assets nor significant loss or credit risk exposures as a result of these conditions.

The full extent of how these conditions will continue to impact the Company are not yet known as there is uncertainty around the duration and severity. Therefore, while we expect these matters to impact our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time. The Company has a positive net asset value and cash reserves available to help preserve its financial flexibility. Additionally, the Company is closely monitoring regional and global developments and remains attentive to signals that could impact its business.

(dollars in thousands)

2. Summary of Significant Accounting Policies

Basis of presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the statement of financial condition includes all adjustments necessary to present fairly the financial position at December 31, 2022.

Use of estimates

Preparation of the statement of financial condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Significant estimates include accounting for goodwill, and expected credit losses for receivables. Actual results could differ from those estimates.

Revenue recognition

The Company acts as an intermediary in the wholesale financial markets and therefore acts in a matched principal, or agency role. The Company also earns revenue from data sales.

Matched principal transactions

The Company acts as a "middleman" by serving as the counterparty for identified buyers and sellers in matching reciprocal back to back trades. The buyers and sellers in these transactions have agreed to the performance obligation details of price and quantity for the securities being traded. Principal transactions revenue is derived from the spread of the buy and sell transactions. Principal transactions revenue is recognized on a trade date basis once the details of the performance obligation are met and transfer of control of the securities is established between the customers. Principal transaction revenues are generally paid on settlement date (typically one or two days after trade date), therefore the Company records a receivable between trade date and payment on settlement date.

Agency commissions

The Company acts in an agency capacity, by connecting buyers and sellers. When the buyers and sellers agree to price and other terms of the transaction, the Company's performance obligation is met and it leaves both parties to clear and settle through the appropriate market mechanism. In agency transactions, the Company charges commission for executing transactions between buyers and sellers. Agency commissions revenue are recognized on trade date, as that is when performance obligations are satisfied. The Company accounts for agency commissions on an accrual basis and therefore records a receivable between trade date and payment date (the date customer invoice payments are received).

(dollars in thousands)

Exchange incentive fee rebates

The Company receives incentive fee rebates from a U.S. based securities exchanges in return for trades executed through the exchanges. The exchange incentive fee rebates are recognized on an accrual basis.

Data sales

The Company may earn data sales revenues from providing trading information to financial institutions. Data sales revenue is recognized upon usage or availability of data. The Company's performance obligation related to these sales does not go beyond providing data to its customers. Data sales revenues are generally recognized over the period that the related service is provided. The timing of the Company's revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and conversely when the customer is billed in advance or payment precedes the Company's service obligation, deferred revenue is recorded until the Company's performance obligations are satisfied. The Company did not have any deferred revenue as of December 31, 2022.

Cash

Cash at December 31, 2022 includes $74,860 of cash held in demand deposit accounts by two major financial institutions. Additionally, at December 31, 2022, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at one major institution.

Cash segregated under federal regulations

Cash in the amount of $6,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The Company computes a proprietary accounts of broker-dealers ("PAB") reserve, which requires that the Company maintain minimum segregated cash in the amount of total credits per the reserve computation. As of December 31, 2022, cash in the amount of $300 has been segregated in PAB reserve account. The segregated cash held in both the special reserve bank account for the exclusive benefit of customers and the PAB reserve account exceeded the requirement pursuant to SEC Rule 15c3-3.

Exchange and trading memberships

The Company owns membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of $57.

Additionally, the Company owns a CBOT trading membership seat. The Company carries this membership seat at cost of $184.

The Company is required to hold these shares and trading membership in order to maintain its trading membership privileges. The Company performed an annual impairment review and determined that there was no impairment of the shares or trading membership seat.

(dollars in thousands)

Securities transactions

Securities owned are recorded at fair value. Security transactions and the related revenue and expenses are recorded on a trade date basis. Securities owned primarily consist of US Government, corporate obligations and equities. Customers' securities transactions are recorded on a trade date basis and commission income is recorded on a trade date basis.

Collateralized financing agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the statement of financial condition. Securities borrowed and securities loaned are presented on a gross basis in the statement of financial condition.

Securities lending fees are accrued in accordance with contractual rates.

Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Company is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Company uses its best judgement and information available to it at the time to perform this review. Upon completing its annual review, the Company concluded that there was no impairment to goodwill as of December 31, 2022.

Prepaid expenses and other assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-on bonuses and forgivable loans which are amortized over the life of the employment contracts.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of amounts due on cash transactions arising from brokers, dealers and clearing organizations fails-to-receive and fails-to-deliver.

(dollars in thousands)

Receivable from and payable to customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

Commissions receivable

Commissions receivable represents balances owed to the Company for facilitating brokerage transactions on behalf of counterparties.

Expected credit loss for commissions receivable

The Company recognizes lifetime expected credit losses for trade receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Company's historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate. As of December 31, 2022, there was an expected credit loss of $994.

3. Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes pursuant to the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") ASU 2019-12. Accordingly, the Company does not file any tax returns, but its taxable income is included in the consolidated U.S. federal and combined state and local income tax returns of TPIAHI, and therefore no provision, liability or receivable for federal or state income taxes has been included in the Company's statement of financial condition.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to two business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

	Receivable		Payable
Fail-to-deliver	$ 23,759	Fail-to-receive	$ 26,039
Receivable from clearing brokers and clearing organizations	13,891	Payable to clearing brokers and clearing organizations	820
Other	7,334	Other	6,560
	$ 44,984		$ 33,419

5. Commitments and Contingencies

The Company has access to a 350,000 GBP revolving credit facility through TP ICAP Group plc. This revolving credit facility includes a $230,000 USD committed daily Swing line facility which can be drawn directly by the Company and utilized to satisfy collateral and margin requirements with

(dollars in thousands)

clearing organizations. The remaining GBP revolving credit facility balance can be drawn by TP ICAP Group plc and sent to the Company to be used for general corporate purposes (including satisfying collateral or margin requirements). The revolving credit facility matures on May 31, 2025. Additionally, the Company has direct access to a $50,000 overdraft facility with a major financial institution.

As of December 31, 2022, the Company had not drawn down on the revolving credit facility, nor the overdraft facility .

Litigation

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests the liability or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on statement of financial condition.

6. Offsetting Financial Assets and Financial Liabilities

U.S. GAAP permits entities to present derivative receivables and payables with the same counterparty and the related cash collateral receivables and payables on a net basis in the statement of financial condition when a legally enforceable master netting agreement exists. U.S. GAAP also permits securities sold and purchased under repurchase agreements and securities borrowed or loaned under securities loan agreements to be presented net when certain conditions are met, including the existence of a legally enforceable master netting agreement.

The Company discloses both gross and net information about financial instruments and transactions eligible for offset in the statement of financial condition and financial instruments and transactions subject to an agreement similar to a master netting arrangement.

Financial instruments and transactions would include derivatives, sale and repurchase agreements reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.

The Company presents securities borrowed and securities loaned on a gross basis in the statement of financial condition.

The following tables present the gross and net of securities borrowed and loaned as of December 31, 2022.

Offsetting of Financial Assets:

(dollars in thousands)

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Net Amount
Securities borrowed	$ 1,868,673	$ -	$ 1,868,673	$ (1,831,410)	$ 37,263
Total	$ 1,868,673	$ -	$ 1,868,673	$ (1,831,410)	$ 37,263

Offsetting of Financial Liabilities:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Net Amount
Securities loaned	$ 1,866,749	$ -	$ 1,866,749	$ (1,831,409)	$ 35,340
Total	$ 1,866,749	$ -	$ 1,866,749	$ (1,831,409)	$ 35,340

The table below presents the gross carrying value of securities loaned by class as of December 31, 2022.

Securities Loaned	Gross carrying value
Equity securities	$ 1,646,729
Corporate debt	220,020
	$ 1,866,749

The securities loaned can involve varying contractual maturities ranging from overnight to over ninety days.

7. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) ("the Rule") of the SEC. The Company computes its net capital under

(dollars in thousands)

the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2022, the Company had net capital of $82,081 which exceeded the minimum requirement of $1,000 by $81,081.

As a registered non-clearing IB, the Company is subject to the Minimum Capital Requirements Rule (“The CFTC Rule”) pursuant to Regulation 1.17 under the Commodity Exchange Act (the “Act”) as amended. The CFTC Rule requires the maintenance of minimum net capital equal to the greater of $1,000 or 2% of aggregate debit balances as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3. At December 31, 2022, the Company had net capital of $82,081, which exceeded the minimum requirement of $1,000 by $81,081.

8. Employee Benefits

The Company participates in a 401(k) profit sharing plan (the “Plan”) covering substantially all of its employees. All employees who participate are allowed to contribute a portion of their earnings into a deferred retirement account up to limits established by the Internal Revenue Code. On a discretionary basis, the Company matches a portion of all eligible employee contributions not to exceed a certain limit.

9. Phantom Award Plan

On June 1, 2020, the TP ICAP Board of Directors approved, and management adopted the Broker Equity Phantom Award Plan (“the Plan”). Under the Plan, phantom shares (“Deferral Awards”) may be awarded, each of which represents a contractual right to receive an amount in cash equal to the fair market value of a share of TP ICAP plc common stock on the settlement date.

The Plan covers incentive contract payments (“ICP’s) related to broker renewal contracts or new contracts for brokers hired after June 1, 2020. Additionally, the Plan covers regular broker bonus or commission payments (“bonuses”) for contract renewals or new brokers hired on or after September 1, 2020.

Deferral Awards under the Plan vest over three years in equal tranches. If termination occurs due to disability, long term health issues, redundancy, mutual agreement or contract expiry, all Deferral Awards will be retained and will vest on the date specified in the award certificate. Termination due to cause or misconduct will result in vested and unvested awards to be forfeited. The Plan does however provide the Board of Directors with discretionary authority to modify and/or accelerate the vesting of Deferral Awards.

Deferral Awards are granted on a quarterly basis and payment dates occur shortly after vesting period ends. The fair value of the Deferral Awards is determined based on the five-day volume weighted average price (“VWAP”) of the TP ICAP plc share price up to and including the grant date of the Deferral Award.

A summary of the changes in the number of outstanding Deferral Awards during the year ended December 31, 2022, for the Plan is provided below.

(dollars in thousands)

	Deferral Award shares	Weighted-Average Grant Date fair value
Number of Deferral Awards outstanding at December 31, 2021	35,666	$2.721
Deferral Awards granted in 2022	709,681	1.925
Deferral Awards - vested	(16,831)	2.721
Deferral Awards - forfeited	0	0.000
Number of Deferral Awards outstanding at December 31, 2022	728,516	$1.925

As of December 31, 2022, the Company has recorded a liability of $479 for its obligations related to the plan, which is included in accrued personnel costs in the statement of financial condition. Additionally, as of December 31, 2022, there were no cash payments made related to the plan.

10. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3 – Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

The Company did not have any assets or liabilities classified as Level 3 at December 31, 2022.

Financial Instruments Measured at Fair Value

At December 31, 2022, the Company's cash of $74,860 is held in demand deposit accounts and therefore considered a Level 1 asset.

The Company's securities owned, typically shares of common stock and high grade corporate bonds, are measured based on quoted market prices and therefore are considered Level 1 assets. At December 31, 2022, there were no securities owned by the Company.

(dollars in thousands)

The Company's securities sold, but not yet purchased at fair value, are typically shares of common stock and high grade corporate bonds, are quoted on a national securities exchange and therefore are classified as Level 1 assets. At December 31, 2022, there were no securities sold, but not yet purchased by the Company.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended December 31, 2022, the Company did not have any transfers between levels or Level 3 activity.

Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the statement of financial condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of the Company's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

	December 31, 2022			
Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations	$ -	$ 18,098	$ -	$ 18,098
Securities borrowed	-	1,868,673	-	1,868,673
Receivable from broker dealers and clearing organizations	-	44,984	-	44,984
Commissions receivable	-	39,389	-	39,389
Receivable from customers	-	3,427	-	3,427
Exchange and trading memberships	-	241		241
Total	$ -	$ 1,974,812	$ -	$ 1,974,812
Liabilities:				
Securities loaned	$ -	$ 1,866,749	$ -	$ 1,866,749
Payable to broker dealers and clearing organizations	-	33,419	-	33,419
Payable to customers	-	834	-	834
Total	$ -	$ 1,901,002	$ -	$ 1,901,002

11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Company may, under certain circumstances, be required to discharge the obligation of the non-performing party.

(dollars in thousands)

As a result of acquiring a position as discussed under Note 1 herein, the Company may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

The Company has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of $1,831,409 and received cash or other collateral with a fair value of $1,866,749. If a borrowing broker or dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstance, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the Company has borrowed from other brokers and dealers, securities having a market value of $1,831,410 and has given cash or other collateral with a fair value of $1,868,673. In the event a lender does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2022, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

At December 31, 2022, the contractual amounts of purchase/payable and sale/receivable transactions were $1,271,844 and $1,271,836 respectively, for purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end. The net amount of these purchase and sale transactions is included in payable to or receivable from brokers and dealers in the statement of financial condition.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate non-performance by the counterparties.

12. Transactions with Affiliates

The Company has service agreements with indirect wholly owned subsidiaries of TP ICAP plc, whereby the subsidiaries provide the Company with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions), and the Company provides similar services to other TP ICAP plc subsidiaries. The agreements also include the payment of certain expenses such as payroll and executions fees incurred by the affiliates on behalf of the Company and instances where payroll

(dollars in thousands)

and execution fees are incurred by the Company on behalf of its affiliates. Additionally, the agreements include payment for the collect ion of commissions by affiliates on behalf of the Company and commissions collected by the Company on behalf of its affiliates.

The table below presents the amounts owed from and due to affiliates under these agreements as of December 31, 2022.

	Receivable from affiliates	Payable to affiliates
Tullett Prebon Securities Ltd	82	0
ICAP WCLK Limited		11
TP ICAP (Europe) SA	38	0
ICAP Energy Limited	52	0
ICAP Management Services Limited		3
ICAP Securities Limited		361
ICAP Europe Limited		21
Tullett Prebon Financial Services LLC	57	
Tullett Prebon Americas Corp	11	0
ICAP Futures (Australia) Pty Limited		1
ICAP Global Derivatives Limited US Branch	0	1
ICAP Energy LLC	21	
ICAP Securities USA LLC	6,164	
ICAP Information Services Inc.	8	0
TPIE (Madrid) Branch		1
tpSEF Inc.		13
PVM Futures Inc.	8	
TPIAHI		2,481
Tullett Prebon Group Ltd		2,265
Tullett Prebon (Europe) Ltd		3
ICAP Australia Pty Limited	1	
Louis Capital Markets UK LLP		19
	6,442	5,180

Amounts receivable from affiliates are non-interest bearing and due on demand.

The Company clears its U.S. Government securities transactions through its parent ISEC. In addition, the Company provides clearing services for foreign affiliates.

The Company clears certificates of deposit (“CD’s) for its affiliate Tullett Prebon Financial Services LLC.

(dollars in thousands)

The Company's parent, ISEC, has guaranteed the Company's payment and performance to certain stock loan counterparties.

At December 31, 2022, there are no payables outstanding related to introducing broking fees.

The Company has a revenue share arrangement with its affiliate ICAP Energy (Singapore) Pte Ltd ("IESPL") in which it shares a portion of revenues and expenses incurred on behalf of IESPL for transactions introduced by IESPL to the Company for broking. At December 31, 2022, under this arrangement the Company owed $108 of commission payable.

The Company also has a revenue share arrangement with its affiliate Tullett Prebon Do Brasil S/A Corretora ("TP Brasil") in which it shares a portion of revenues and expenses incurred on behalf of TP Brasil for transactions introduced by TP Brasil to the Company for broking. At December 31, 2022, under this arrangement the Company owed $300 of commission payable.

13. Integration plan costs

The Company incurred integration plan costs which generally consist of employee severance, and termination costs. These charges were incurred due to the of integration of the Tullett Prebon Group and the ICAP global broking businesses ("IGBB").

Integration costs have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," and/or ASC 420-10, "Exit or Disposal Cost Obligations" as appropriate.

The Company records severance and one- time termination costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10. Pursuant to ASC 420-10, the Company establishes a liability for costs associated with severance and termination obligations, and other related costs, when the liability is incurred, rather than at the date of termination.

The determination of when the Company accrues for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the cost improvement and integration activities are assessments related to the most likely expected outcome of the significant actions. In determining the charges related to the integration plan, the Company makes estimates. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond the control of the Company. The Company will continue to review the status of the integration costs and, if appropriate, record changes to these obligations in current operations based on the Company's most current estimates.

At December 31, 2022, the Company has recorded a liability of $88, for its obligations related to the integration cost plan.

14. Subsequent Events

The Company is in the early stages of working on a plan and has submitted applications to regulators that would result in its parent broker dealer ISEC, and its affiliate broker dealer Tullett Prebon Financial Services LLC ("TPFS") being merged into the Company. The Company will be

(dollars in thousands)

the surviving broker dealer and will continue to conduct its current business as well as the existing businesses of ISEC and TPFS. Upon completion of the merger ISEC and TPFS would cease operations and withdraw their SEC, FINRA, NFA and CFTC registrations. The merger plan is subject to regulatory approval.

The Company has performed an evaluation of subsequent events through February 24, 2023. There have been no other subsequent events that occurred during this period that would require recognition in the statement of financial condition or disclosure as of December 31, 2022, or for the year then ended.